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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

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                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  American Management Systems, Incorporated
            ------------------------------------------------------
            (Exact Name Of Registrant as Specified in its Charter)


                         Delaware                                                         54-0856778
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       (State of Incorporation or Organization)                                        (I.R.S. Employer
                                                                                       Identification no.)

                   4050 Legato Road
                   Fairfax, Virginia                                                         22033
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      (Address of principal executive offices)                                            (zip code)

 If this form relates to the registration of a class     If this form relates to the registration of a class
 of securities pursuant to Section 12(b) of the          of securities pursuant to Section 12(g) of the
 Exchange Act and is effective pursuant to General       Exchange Act and is effective pursuant to General
 Instruction A.(c), check the the following box. [ ]     Instruction A.(d), check  the following box.     [X]

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class                        Name of Each Exchange on Which
to be so Registered                        Each Class is to be Registered
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         none
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SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

  Rights to Purchase Series A Junior Participating Preferred Stock, par value
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                                $.10 per share
                                --------------
                                (Title of class)





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Item 1.  Description of Registrant's Securities to be Registered.

         On July 31, 1998, the Board of Directors of American Management Systems, Incorporated (the "Corporation") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share, of the Corporation (the "Common Stock"), The dividend is payable to the stockholders of record on August 10, 1998 (the "Record Date). Each Right entitles the registered holder to purchase from the Corporation one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.10 per share, of the Corporation (the "Preferred Stock") at a price of $185 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of July 31, 1998, as the same may be amended from time to time (the "Rights Agreement"), between the Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights
Agent").

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a copy of this Summary of Rights.

         The Rights Agreement provides that until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on July 30, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Corporation, in each case as described below.





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         The Purchase Price payable, and the number of shares of Preferred
Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights of warrants (other than those referred to above).

         The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

         Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 1000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Corporation, the holders of the Preferred Stock will be entitled to a minimum preferential payment of $1.00 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

         Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

         In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

         In the event that, after a person or group has become an Acquiring Person, the Corporation is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Corporation has engaged in the foregoing





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transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

         At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Corporation may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Corporation's preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Corporation, be evidenced by depository receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

         At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Corporation may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") payable, at the option of the Corporation, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Corporation shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         For so long as the Rights are then redeemable, the Corporation may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Corporation may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

         Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

Item 2.  Exhibits.

         The following exhibits are filed with this Registration Statement:





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         1.  Rights Agreement dated as of July 31, 1998 between American
Management Systems, Incorporated and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. The Rights Agreement includes as Exhibit A a Form of Certificate of Designation of Series A Junior Participating Preferred Stock of American Management Systems, Incorporated, as Exhibit B a Form of Right Certificate and as Exhibit C a Summary of Rights to Purchase Shares of Preferred Stock of American Management Systems, Incorporated.

         2. Certificate of Designation of Series A Junior Participating Preferred Stock of American Management Systems, Incorporated, dated July 31, 1998 and filed with the Secretary of State of the State of Delaware on August 3, 1998.



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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                         AMERICAN MANAGEMENT SYSTEMS, INCORPORATED

Date:  August 4, 1998    By:  /s/ Frank A. Nicolai
                             ------------------------------------------
                                 Frank A Nicolai
                                 Executive Vice President, Secretary and
                                 Treasurer





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